                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                                  PSINET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 per share par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74437C101
                    -----------------------------------------
                                 (CUSIP Number)

                                with a copy to:

Thomas E. Taylor                            Karen C. Goodin, Esq.
General Counsel and Secretary               Riordan & McKinzie
Broadwing Inc.                              600 Anton Blvd., 18th Floor
201 East Fourth Street                      Costa Mesa, California  92626
Cincinnati, Ohio  45201-2301                (714) 433-2655
(513) 397-1504
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 25, 2001
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP No. 74437C101                                       PAGE 2 OF 12 PAGES
-----------------------                                  -----------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      IXC INTERNET SERVICES, INC.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      Not applicable
--------------------------------------------------------------------------------
   5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          7,209,578
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          7,209,578
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,209,578
--------------------------------------------------------------------------------
  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP No. 74437C101                                       PAGE 3 OF 12 PAGES
-----------------------                                  -----------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      BROADWING COMMUNICATIONS SERVICES, INC.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      Not applicable
--------------------------------------------------------------------------------
   5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          7,209,578
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          7,209,578
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,209,578
--------------------------------------------------------------------------------
  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP No. 74437C101                                       PAGE 4 OF 12 PAGES
-----------------------                                  -----------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      BROADWING COMMUNICATIONS INC.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      Not applicable
--------------------------------------------------------------------------------
   5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          7,209,578
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          7,209,578
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,209,578
--------------------------------------------------------------------------------
  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP No. 74437C101                                       PAGE 5 OF 12 PAGES
-----------------------                                  -----------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      BROADWING INC.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      Not applicable
--------------------------------------------------------------------------------
   5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          7,209,578
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          7,209,578
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,209,578
--------------------------------------------------------------------------------
  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 5 (this "Amendment") amends a Statement on Schedule 13D, as previously amended (the "Statement") which was filed by IXC Internet Services, Inc., a Delaware corporation ("Internet"), Broadwing Communications Services, Inc., formerly known as IXC Communications Services, Inc., a Delaware corporation ("Services"), and Broadwing Communications Inc., formerly known as IXC Communications, Inc., a Delaware corporation ("IXC"), in respect of the common stock, par value $0.01, CUSIP No. 74437C101 (the "Common Stock"), of PSINet, Inc., a Delaware corporation (the "Issuer") and is being filed to report a disposition of Common Stock by the Reporting Persons (as defined below). Except as specifically provided herein, this Amendment does not modify any of the information reported on the Statement, including information with respect to the persons other than the Reporting Persons.

         All share amounts and percentage of class ownership figures reported in Items 1 and 5 of this Amendment are as of the close of business on February 1, 2001.

Item 2. IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety as follows:

         This Schedule 13D is filed by and on behalf of Broadwing Inc., an Ohio corporation ("Broadwing"), having its principal address and principal office at 201 East Fourth Street, Cincinnati, Ohio 45201-2301 and IXC, Services and Internet, each having its principal address and principal office at 1122 Capital Texas Highway South, Austin, Texas 78746 (collectively, the "Reporting Persons").

        During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        All executive officers and directors of each of the Reporting Persons are citizens of the United States. The name, business address and present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) of each executive officer and director is set forth in Schedule A to this Schedule 13D.

Item 4. PURPOSE OF TRANSACTION.

         Item 4 is hereby supplemented to include the following:

         Internet originally acquired 20,459,578 shares of Issuer's Common Stock on February 25, 1998. (Such number of shares reflects a two-for-one stock split effectuated by Issuer.) In connection with a forward-purchase contract (the "Contract") between Internet and Merrill Lynch International ("MLI"), on June 11, 1999 and July 9, 1999, Internet agreed to loan an aggregate of 6,000,000 shares of Common Stock to MLI. On January 25, 2001 Internet settled the Contract with 5,807,025 of such 6,000,000 shares of Common Stock. Internet received the remaining 192,975 shares of Common Stock from MLI which Internet sold in the open market on January 26, 2001. In addition, Internet sold an aggregate of 7,250,000 shares of Common Stock in the open market during the period beginning January 25, 2001 and ending February 1, 2001.

         (a) Internet currently plans to sell its remaining shares of Common Stock that it owns.

         (b) Not applicable.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

        (f) Not applicable.

        (g) Not applicable.

        (h) Not applicable.

        (i) Not applicable.

        (j) Not applicable.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) Each of the Reporting Persons may be deemed to beneficially own 7,209,578 shares, or approximately 3.8% of the Issuer's outstanding Common Stock.

         (b) Each of the Reporting Persons may be deemed to have shared dispositive power with respect to 7,209,578 shares of the Issuer's Common Stock and shared voting power with respect to 7,209,578 shares of the Issuer's Common Stock.

         (c) Other than as set forth in this Statement, no other transactions by the Reporting Persons with respect to the Common Stock of the Issuer were effected during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby supplemented to include the following:

         The Reporting Persons file as exhibits the following:

         EXHIBIT 1: Joint Reporting Agreement dated February 2, 2001 among the Reporting Persons.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 2, 2001                   BROADWING INC.


                                          /s/ MARK W. PETERSON
                                          ----------------------------------
                                          By: Mark W. Peterson
                                          Its: Vice President and Treasurer



                                          BROADWING COMMUNICATIONS INC.


                                          /s/ MARK W. PETERSON
                                          ----------------------------------
                                          By: Mark W. Peterson
                                          Its: Treasurer



                                          BROADWING COMMUNICATIONS SERVICES INC.


                                          /s/ MARK W. PETERSON
                                          ----------------------------------
                                          By: Mark W. Peterson
                                          Its: Treasurer



                                          IXC INTERNET SERVICES, INC.


                                          /s/ MARK W. PETERSON
                                          ----------------------------------
                                          By: Mark W. Peterson
                                          Its: Treasurer

                                                                      SCHEDULE A

        1. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Broadwing Inc. ("BRW") are set forth below. If no business address is given, the director's or officer's business address is 201 East Fourth Street, Cincinnati, Ohio 45201-2301.

Directors:

Name and Business Address             Present Principal Occupation
-------------------------             ----------------------------

Richard G. Ellenberger                President, Chief Executive Officer and
                                      Chief Operating Officer of BRW, Chief
                                      Executive Officer and Director of
                                      Cincinnati Bell Telephone Company and
                                      Chief Executive Officer of IXC and
                                      Services

Karen M. Hoguet                       Chief Financial Officer and Senior Vice
                                      President of Federated
                                      Department Stores, Inc.

David B. Sharrock                     Consultant, Director of Interneuron
                                      Pharmaceuticals Inc., Incara
                                      Pharmaceutical, Inc.
                                      Intercardia, Inc. and Praecis
                                      Pharmaceutical, Inc.

Phillip R. Cox                        President and Chief Executive Officer of
                                      Cox Financial Corporation,
                                      Director of Federal Reserve Bank of
                                      Cleveland, Cinergy Corp., BDM
                                      International, Touchstone Mutual Funds and
                                      PNC Bank, Ohio, N.A.

William A. Friedlander                Chairman of Bartlett & Co., Director of
                                      The Union Central Life
                                      Insurance Company and Center Bank

John T. LaMacchia                     President and Chief Executive Officer of
                                      CellNet Data Systems, Inc.
                                      Director of The Kroger Co., Burlington
                                      Resources Inc. and Cell Net Data Systems

James D. Kiggen                       Chairman of the Board of BRW, Chairman of
                                      the Board of Xtek, Inc.,
                                      Director of Fifth Third Bank and its
                                      subsidiary and The United States Playing
                                      Card Co.

Daniel J. Meyer                       Chairman and Chief Executive Officer of
                                      Milacron, Inc., Director of
                                      The E.W. Scripps Company, AK Steel
                                      Corporation and Hubbell Incorporated

Mary D. Nelson                        Retired-Director of Blount International,
                                      Inc. and its subsidiary, and The Union
                                      Central Life Insurance Company

Carl Redfield                         Senior Vice President of Worldwide
                                      Manufacturing/Logistics of Cisco System
                                      Inc., Director of CEC Communications,
                                      iBasis, and VA Linux Systems

John M. Zrno                          Retired-Former President and Chief
                                      Executive Officer of IXC

J. Taylor Crandall                    Managing Partner of Oak Hill Capital
                                      Management, Inc. and Chief Operating
                                      Officer of Keystone, Director American
                                      Skiing   Company, Grove Worldwide, LLC,
                                      IPWireless, Oreck Corporation, U.S.
                                      Oncology Inc., Sunterra Corporation and
                                      Washington Mutual, Inc.

Executive Officers (Who Are Not Directors):

Name and Business Address             Present Principal Occupation
-------------------------             ----------------------------

Kevin W. Mooney                       Executive Vice President and Chief
                                      Financial Officer of BRW and Cincinnati
                                      Bell Telephone Company and Chief Financial
                                      Officer of IXC

Thomas E. Taylor                      General Counsel and Secretary of BRW and
                                      Senior Vice President, General Counsel and
                                      Secretary of Cincinnati Bell Telephone
                                      Company

Mark W. Peterson                      Vice President and Treasurer of BRW,
                                      Treasurer of Cincinnati Bell Telephone
                                      Company, IXC, Services and Internet

Mary E. McCann                        Vice President and Controller of BRW

Jeffrey C. Smith                      Chief Legal/Admnistrative Officer of BRW,
                                      IXC and Services

Michael W. Callaghan                  Vice President of Corporate Development
                                      of BRW

Kevin R. Sullivan                     Vice President of Finance of BRW

Matthew W. Booher                     Vice President of Investor Relations
                                      of BRW

        2. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Broadwing Communications Inc. ("IXC") are set forth below. If no business address is given, the director's or officer's business address is 201 East Fourth Street, Cincinnati, Ohio 45201-2301.

Directors:

Richard G. Ellenberger                President and Chief Executive Officer of
                                      BRW, Chief Executive Officer and Director of Cincinnati Bell Telephone Company and
                                      Chief Executive Officer of IXC and
                                      Services

Executive Officers (Who Are Not Directors):

Name and Business Address             Present Principal Occupation
-------------------------             ----------------------------

Kevin W. Mooney                       Executive Vice President and Chief
                                      Financial Officer of BRW and Cincinnati
                                      Bell Telephone Company and Chief Financial
                                      Officer of IXC

Richard S. Pontin                     President and Chief Operations Officer of
                                      IXC and Services and President of Internet

Mark W. Peterson                      Vice President and Treasurer of BRW,
                                      Treasurer of Cincinnati Bell Telephone
                                      Company, IXC, Services and Internet

         3. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Broadwing Communications Services Inc. ("Services") are set forth below. If no business address is given, the director's or officer's business address is 201 East Fourth Street, Cincinnati, Ohio 45201-2301.

Directors:

Richard G. Ellenberger                President and Chief Executive Officer of
                                      BRW, Chief Executive Officer and Director of Cincinnati Bell Telephone Company and
                                      Chief Executive Officer of IXC and
                                      Services

Executive Officers (Who Are Not Directors):

Name and Business Address             Present Principal Occupation
-------------------------             ----------------------------

Richard S. Pontin                     President and Chief Operations Officer of
                                      IXC and Services and President of Internet

Mark W. Peterson                      Vice President and Treasurer of BRW,
                                      Treasurer of Cincinnati Bell Telephone
                                      Company, IXC, Services and Internet

         4. The name, business address, title, present principal occupation or employment of each of the directors and executive officers of IXC Internet Services, Inc. ("Internet") are set forth below. If no business address is given, the director's or officer's business address is 201 East Fourth Street, Cincinnati, Ohio 45201-2301.

Directors:

Richard G. Ellenberger                President and Chief Executive Officer of
                                      BRW, Chief Executive Officer and Director of Cincinnati Bell Telephone Company and
                                      Chief Executive Officer of IXC and
                                      Services

Executive Officers (Who Are Not Directors):

Name and Business Address             Present Principal Occupation
-------------------------             ----------------------------

Richard S. Pontin                     President and Chief Operations Officer of
                                      IXC and Services and President of Internet

Mark W. Peterson                      Vice President and Treasurer of BRW,
                                      Treasurer of Cincinnati Bell Telephone
                                      Company, IXC, Services and Internet

                                 EXHIBIT INDEX

      EXHIBIT
      NUMBER                      DESCRIPTION
      -------                     -----------
       1          Joint Reporting Agreement dated February 2, 2001 among the
                  Reporting Persons.